U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON D.C. 20549


                          FORM 12b-25
                Commission File Number 333-30176


                  NOTIFICATION OF LATE FILING

                          (Check One):
[X]Form 10-K [ ]Form 11-K[ ]Form 20-F[ ]Form 10-Q[ ]Form N-SAR

For Period Ended:  June 30, 2007

[]Transition Report on Form 10-K[]Transition Report on Form 10-Q
[]Transition Report on Form 20-F[]Transition Report on Form N-SAR
[] Transition Report on Form 11-K

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                 Part I-Registrant Information


     Full Name of Registrant       CANEUM, INC.

     Former Name if Applicable

     Address of principal executive office (Street and number)

                              170 NEWPORT CENTER DRIVE
                              SUITE 210
     City, State and Zip Code NEWPORT BEACH, CA   92660


                Part II-Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate) [X]

     a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     b. The subject annual report, semi-annual report, transition report on Form 10-K, 20 F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                       Part III-Narrative

     State below in reasonable detail the reasons why the form
10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)


     Part IV-Other Information

     1. Name and telephone number of person to contact in regard to this notification

          GARY ALLHUSEN       949       273-4000
          (Name)         (Area Code)(Telephone No.)

     2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or
          section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [] Yes     [ X ] No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [ X] Yes     [  ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                          CANEUM, INC.
          (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 14, 2007   By:  /s/Gary Allhusen
                              Gary Allhusen
                              Executive Vice-President

                           Attachment

      Explanation of Change in Results from Prior Quarter

Caneum acquired TierOne Consulting, Inc. at the end of first quarter, 2006, which tripled the size of the company and also acquired Continuum Systems, Pvt. Ltd. in December, 2006. Accounting errors identified during the year end reporting requires us to restate our quarterly filings for 2006. We are in the process of amending March 31, 2006 and June 30, 2006 filings in parallel with our March 31, 2007 and June 30, 2007 filings.

Below is a summary of the anticipated changes in the results of operations from quarter ended June 30, 2006 to quarter end June
30, 2007.

                               The quarter ended
                                      June 30
                                2006                   2007

                              (estimated)         (estimated)

     Revenue                  $ 1,983,528         $ 3,183,253
     Cost of Revenue          $ 1,446,976         $ 2,541,979
     Gross Profit             $    536,552        $    641,274

     Operating Expenses       $     986,167       $ 1,044,869

     Net (Loss)               $    (485,747)      $   (504,620)

     Minority Interest                   -            $11,974

     Net Loss to
     Controlling Interest     $    (485,747)       $   (516,594)